

April 23, 2015

Via E-mail
Juanming Fang
Chief Executive Officer
Emo Capital Corp.
115 He Xiang Road
Bai He Village, Qing Pu
Shanghai, China 200000

    Re: Emo Capital Corp.
             Form 10-K for the Fiscal Year Ended July 31, 2014
             Filed October 16, 2014
             File No. 000-54291

Dear Mr. Fang:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                       Sincerely,

                                       /s/ Patrick Gilmore

                                       Patrick Gilmore
                                       Accounting Branch Chief